SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant is filing this amendment to its current report on Form 6-K initially filed on March 12, 2018 for the sole purpose of confirming that the previously announced share acquisition has been completed. On March 10, 2018, the Registrant entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. As consideration, the Registrant was obligated to issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech. On or about April 11, 2018, the Registrant completed the process of acquiring 49% of the equity in Weijia Bio-Tech. On April 28, 2018, the Registrant completed the issuance of 1,442,778 unregistered Class A common shares pursuant to the Agreement, with an effective issuance date of April 9, 2018, the date the Registrant instructed such issuance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

April 25, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer